

June 21, 2012

<u>Via E-mail</u>
Elizabeth L. DelBianco
Executive Vice President
Chief Legal and Administrative Officer
Celestica, Inc.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

> **Re: Celestica, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 001-14832**

Dear Ms. DelBianco:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 3

1.   Refer to the presentation of selected financial data on page 4. We note that you have presented four years of financial data, and other financial data based on Canadian GAAP and net earnings and loss data based on US GAAP for each of the four years ended December 31, 2010. Please state the basis for this presentation, including the reference to U.S. GAAP and how you determined how your presentation of these Canadian and U.S. GAAP amounts is appropriate. Refer to Form 20-F General Instructions, Instruction 1.

Summary of 2011, page 35

2.   Your tabular presentation includes Canadian GAAP key operating results for the years
        ended December 31, 2009 and 2010 within the same table, and side-by-side, with IFRS
        key operating results for the years ended December 31, 2010 and 2011. Please tell us
        how this presentation complies with General Instruction G.3. to Form 20-F.

Other performance indicators, page 37

3.   We note that in the introduction to the quarterly presentation of cash cycle days that you
        refer to the quarterly cash cycle data as being "non-IFRS measures." Following the table,
        you then state that the transition from GAAP to IFRS did not impact the calculation of
        your performance indicators. Please clarify that the balances used in computing these
        amounts are based on IFRS amounts for each quarter. In this regard, explain why these
        indicators are being labeled as non-IFRS measures.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 11. Provisions, page F-28

4.   We note that you have provided the information required by paragraph 84 of IAS 37.
        Please tell us what consideration you have given to providing the disclosures required by
        paragraphs 85 and 86 of that standard.

5.   We note that the provision included in the "Other" column "includes legal provisions,
        certain other provisions and liabilities and asset retirement obligations." Please tell us
        how you determined that these provisions were sufficiently similar such that aggregation
        is appropriate. In this regard, the nature of the provisions described on pages F-13 and F-
        14 suggest that these items fulfill the requirements of paragraphs 85(a) and (b) and 86(a)
        and (b) of IAS 37. Refer also to paragraph 87.

Note 24. Commitments, Contingencies and Guarantees:

Litigation, page F-48

6.   We note that the motion to dismiss the 2007 suits described in the second paragraph of this section was granted in October 14, 2010 by the District Court and then reversed on December 29, 2011 by the Court of Appeals and remanded for further proceedings. The differences in the findings of the two courts suggest that the possibility of an outflow in settlement might be more than remote. Please tell us what consideration you have given to providing the disclosure set forth in paragraphs 86 of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief